Exhibit 1

BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP

September 20, 2017

Board of Directors
Cadus Corporation
767 Fifth Avenue
New York, New York 10153

Ladies & Gentlemen:

As you know, Barberry Corp. ("Barberry") and High River Limited Partnership ("High River" and, together with Barberry, "us" or "we") collectively beneficially own 17,824,678 shares of common stock, $0.01 par value, of Cadus Corporation ("Cadus"), or approximately 67.8% of Cadus's outstanding shares of common stock. We would like to discuss a potential acquisition of the remaining shares of Cadus common stock by High River in a merger transaction pursuant to which Cadus shareholders would receive $1.30 per share in cash for their Cadus shares.

In addition to customary conditions, closing of this transaction would be subject to the following non-waivable conditions:

•
First, the transaction must be approved by a special committee of independent directors of Cadus that has been empowered to freely select its own advisors and to reject the transaction definitively should that be its business judgment; and

•	Second, the transaction must be approved by an informed vote of, or tender by, the holders of a majority of the shares of common stock of Cadus held by shareholders who are not affiliated with us.

We will not move forward with the transaction unless both of these non-waivable conditions are satisfied. We look forward to hearing from you.

Very truly yours,

BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, its general partner
By: Barberry Corp., its sole member

By: /s/ Keith Cozza
       Name:  Keith Cozza
       Title:  Secretary; Treasurer